UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

NEULION, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-53620	98-0469479
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1600 Old Country Road, Plainview, New York	11803
(Address of principal executive offices)	(Zip Code)

Roy E. Reichbach General Counsel and Corporate Secretary (516) 622-8300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01         Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act defines conflict minerals to mean:  (a) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives (collectively, “Conflict Minerals”); or (b) any other mineral or its derivatives determined by the Secretary of State of the United States of America to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”).

In 2014, NeuLion, Inc. purchased and sold certain set top boxes manufactured for NeuLion in China by one manufacturer.  NeuLion inquired of this manufacturer whether the set top boxes contained Conflict Minerals or whether any Conflict Minerals contained in the set top boxes came from the Covered Countries.  This manufacturer confirmed that its set top boxes contained tin (a derivative of cassiterite) and gold and that the tin and gold it used came from China.  Based on our reasonable country of origin inquiry, NeuLion has no reason to believe that any Conflict Minerals contained in these set top boxes may have originated in the Covered Countries.

This disclosure is also available on NeuLion’s website:
http://www.neulion.com/ViewArticle.dbml?DB_OEM_ID=30000&ATCLID=205974378.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEULION, INC.

Date: May 28, 2015	/s/ Roy E. Reichbach
Name: Roy E. Reichbach
Title: General Counsel and Corporate Secretary